

June 4, 2012

Via E-Mail
Nicholas J. Holland
Chief Executive Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196
South Africa

      Re: Gold Fields Limited
               Form 20-F for Fiscal Year Ended December 31, 2011
               Filed April 23, 2012
               File No. 001-31318

Dear Mr. Holland:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Financial Statements

Consolidated Statement of Operations, page F-4

1. We note you have presented a separate line item for share based compensation. Please provide us with the current year allocation and confirm in future Exchange Act filings you will revise to classify share based compensation into respective expense captions where compensation costs of the underlying employees are ordinarily classified. Refer to the guidance of SAB Topic 14.F.

Notes to Financial Statements

19. Commitments, page F-6

2. We note your disclosure here that capital expenditure amounts are based on management accounts which are prepared based on IFRS. Considering the financial statements are prepared in accordance with U.S. GAAP, please provide us with, and confirm in future Exchange Act filings you will revise to present, the disclosures that comply with U.S. GAAP and remove references to IFRS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining